

Abbreviations
AF: Arroyo Fault
GF: Gregorio Fault
RF: Rosario Fault
CV: Concordia Vein
GV: Gregorio Vein
DV: Delores Vein
KV: California Vein
MV: Majada Vein
RV: Rosario Vein
SV: Santa Rita Vein
OE: Orion East Prospect
OW: Orion West Prospect
BJ: Big Jasper Prospect
Explanation
Tertiary Rhyolite Flow
Quartz-Sulfide Vein
Ferroan Carbonate Vein
PC-Alteration
Silicification
Fault
Target
Exploration Target
Diamond Drill Hole
QTA-48
Exploration Model for the Nieves Project Zacatecas, Mexico
0 Meters 1,000
Quaterra Resources Inc.
T.Turner 3/2008
N
654,000 N
652,000 N
650,000 N
696,000 E
698,000 N
700,000 E
702,000 E
Covered Area
Covered Area
Covered Area
KV
MV
Target
Target
Target
Target
Cerro Chicharron
AF
AF
GV
GF
RF
RV
SV
OW
OE
Jasper Field
BJ
DJ
SH
CV
DV
QTA-55
QTA-48
QTA-53
Magnetic Low
Buried Tertiary Intrusive Stock